EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 10 January 2023, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 9 January 2023 from FMR LLC, who notified that it holds 3,903,804 of Galapagos’ voting rights, consisting of 3,801,504 ordinary shares and 102,300 equivalent financial instruments. FMR LLC controls investment funds Fidelity Management & Research Company LLC, FIAM Holdings LLC, FIAM LLC, Fidelity Management Trust Company, Fidelity Advisory Holdings LLC, Strategic Advisers LLC, and Fidelity Institutional Asset Management Trust Company, of which Fidelity Management & Research Company LLC decreased its position to 3,283,692 voting rights, Strategic Advisers LLC increased its position to 792 voting rights and Fidelity Institutional Asset Management Trust Company acquired 403 voting rights. In addition, Fidelity Management & Research Company LLC acquired 102,300 equivalent financial instruments (stock loan).

Hence, the first-mentioned controlled undertaking of the FMR LLC group individually crossed below the 5% threshold. FMR LLC's holding of 3,903,804 Galapagos' voting rights, including its controlled undertakings’ holdings, represents 5.93% of Galapagos' currently outstanding 65,835,511 shares. FMR LLC thus remains above the 5% threshold of Galapagos’ voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market